43445 Business Park Dr. Suite 113 Temecula, CA 92590 Phone: 951-699-4749 Fax: 951-699-4062

November 21, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:              Larry Spirgel,

Assistant Director

Re:         Outdoor Channel Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-17287

Comment Letter Dated September 28, 2006

Outdoor Channel Holdings, Inc.’s

Response Letter Dated October 31, 2006

Teleconference between the SEC and the Registrant

on November 3, 2006

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2006 (“Form 10-Q”), which were communicated via teleconference on November 3, 2006.  In response to the Staff’s comments, we have reproduced below the comment set forth in the Staff Letter that the teleconference indicated had not yet been fully addressed and have followed the comment with our response.  The numbered paragraph of this letter set forth below corresponds to the numbered paragraph of the Staff Letter. We have also considered the appropriateness of restating our previously filed financial statements resulting from the conclusions reached regarding this comment.  We have referred to SAB 99 and SAB 108 and have followed these references with our thoughts. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments

Note 3- Acquisition of Minority Interest in The Outdoor Channel, Inc., page 54

1.                                      Please refer to prior comment 5.  We note that in your experience with MSOs that none of your contracts have ever been cancelled, however, we believe a number of factors in paragraph 11 of SFAS 142 would lead us to conclude an indefinite life classification is not appropriate.  Specifically:

•                  Tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the MSO agreements you acquired, and if you have had any material modifications to these agreements to date.

•                  Tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business.  In addition, for the agreements that are in the process of renewal, describe in detail the items modifying the original terms and conditions.  For instance, you should describe any changes such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

•                  Tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within the cable industry, in reaching your conclusion.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

First, in light of the Staff’s comments we have further reviewed the facts and circumstances regarding the useful life of our Distributor Relationships assets (which had previously been referred to as MSO Relationships assets) as of September 2004 when we completed the acquisition of the minority interest in The Outdoor Channel, Inc.  In light of these facts and circumstances, the nature of our business, our experience with distributors of our network, and the proclivities of our industry, we have concluded that as of September 2004 our Distributor Relationships assets had a definite life, which we estimate to be 9 years and 4 months as further explained below.  As a result of our reassessment of the useful life of these assets, we have determined that the value we ascribed to these assets should be reduced to reflect their definite life and that other related adjustments need to be recorded to appropriately allocate the acquisition costs.

Second, the accounting treatment resulting from this reassessment of the useful life of these assets, and the re-valuation of such assets, will result in certain other adjustments to our financial statements as of and for the periods subsequent to September 2004.  However, we do not believe that the effects of these adjustments are material enough to require us to restate any of our previously filed financial statements because they do not materially impact those financial statements quantitatively or qualitatively as further discussed below, particularly since they do not affect our revenue, cash flows and subscriber growth, which we believe are the primary metrics investors in our stock currently use to evaluate the Company and its prospects.  We will, however, show such corrections when the financial statements for the prior periods are required to be included in our subsequent filings.

Finally, as we previously discussed with the Staff, we have determined that the Distributor Relationships assets were fully impaired in the third quarter of 2006 as a result of changes that we decided to make in that period in the way we operate and, accordingly, we will recognize an expense in that quarter for the write off of the remaining unamortized carrying value of such assets.

Reassessment of Useful Life

In reexamining the useful life of our Distributor Relationships assets as of September 2004, we analyzed both our relationships with the distributors and the underlying contracts.  In doing so, one factor we considered was the guidance provided in paragraph 11d of SFAS 142 and, therefore, we evaluated whether the distributor contracts contained “[a]ny. . .contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).”  Applying this analysis, we observed that although two distributor contracts had expired, the carriers continued to carry our programming.  We further observed that another contract had been renewed or extended for an additional five-year period without any material modifications, and that certain other distributor contracts contained “evergreen” provisions permitting automatic renewals of the contracts for consecutive five-year periods.

Additionally, we considered the effects of demand, competition and other economic factors within the cable industry in accordance with the guidance provided in paragraph 11e of SFAS 142.  Through this analysis we determined that our distribution as of September 2004 would be diminished unless modifications to our distributor contracts and relationships were made because most of our contracts permitted the distributor to delete our channel or to switch our programming to a package, or tier, containing fewer subscribers.  We also considered the consolidation among carriers and the competitive environment.

After considering all these factors, we determined that the relationships should not be considered indefinite, and it was therefore necessary to estimate the expected life of such relationships.  To do this, we reviewed the history of our relationships with the distributors and the length of the relationships as of the September 2004.  In addition, since many of the relationships were also contractual, we considered it reasonable that the relationships would also continue for the average period of time remaining on such contracts as of September 2004.  Based on this analysis and other assumptions we believe are reasonable, we then arrived at an estimated useful life of our Distributor Relationships assets of 9 years and 4 months.

Reallocation of the Aggregate Purchase Price

In light of our conclusion that our Distributor Relationships assets did not have an indefinite life, we were required to adjust the value of these assets to reflect our new estimated useful life of 9 years and 4 months instead of the indefinite life we had previously attributed to them.  We determined the value of the Distributor Relationships assets by considering discounted cash flows derived from assumed losses of subscribers over the estimated useful life of these assets.  As a result, we determined that the value assigned to the Distributor Relationships assets in September 2004 should have been approximately $2,000,000 not $10,573,000, and the related deferred tax liability associated with that intangible asset should have been $797,000 not $4,214,000, as we had originally reported.  Accordingly, the reduction in the value of the Distributor Relationships assets, net of the related reduction in the associated deferred tax liability of a difference of $5,156,000, increases the excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired as of September 2004 that is being retroactively allocated to goodwill.

Effects of Amortizing the Distributor Relationships Assets

In light of our conclusion that our Distributor Relationships assets had a definitive life of 9 years and 4 months instead of the indefinite life we had previously attributed to them, we were required to determine the amount that should have been amortized to expense in each period subsequent to the acquisition of the minority interest in September 2004.  The amortization of the reallocated $2,000,000 fair value for these assets would have resulted in an expense of $54,000 per calendar quarter, or a pro rata amount in any period less than a calendar quarter, and a corresponding decrease in the asset carrying value.  The amortization of our Distributor Relationships assets, net of the related tax effect, would have reduced net income by approximately $33,000 in each quarter after September 2004.

Materiality of Adjustments to our Reported Financial Results

As a result of our reassessment of the estimated useful life of the Distributor Relationships assets, the related re-valuation of such assets and the reallocation of a portion of the excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired as of September 2004 to goodwill, we reassessed our previous goodwill impairment tests pursuant to SFAS 142 and determined the increase in the carrying value of the goodwill did not result in any indication of impairment. In light of the determination that an indefinite life was no longer appropriate, we also reassessed whether there would have been any indications of impairment pursuant to SFAS 144 in the carrying value of the Distributor Relationships assets.  We determined that there were no such indications prior to our conclusion that they were fully impaired in the third quarter of 2006 as a result of changes that we decided to make in that period in the way we operate.

In addition, as a result of our reassessment, re-valuation and the determination of the appropriate additional quarterly amortization charge, we were required to consider whether it is appropriate to restate our financial statements for any or all periods since September 2004.  After conducting a review of the quantitative and qualitative effects of the potential adjustments following the concepts of Staff Accounting Bulletin No. 99 – Materiality, with a corresponding review in consideration of concepts raised in Staff Accounting Bulletin No. 108, we believe that restatements of prior financial statements are not warranted as further explained below.  Instead, we propose to correct and restate the prior financial statements in our future filings.  Full disclosure of the effects from correcting the accounting treatment of our Distributor Relationships assets will be reported in the carrying amounts of assets and liabilities as of the beginning of the applicable fiscal year with offsetting adjustments for the cumulative effects being made to the opening balances of retained earnings for that year.  We will also disclose the nature and amount of each individual error being corrected in the cumulative adjustment with a disclosure regarding when and how each error being corrected arose and the fact that errors had previously been considered immaterial.  Comparative information will be adjusted to reflect the cumulative effect.  Comparable interim periods will be correspondingly restated.

Evaluation of Materiality by Applying SAB 99

According to SAB 99, an issuer’s misstatement or omission of information in a financial report is considered material if there is a substantial likelihood that a reasonable person would consider it important or, as referenced from Statement of Financial Accounting Concepts No. 2, “if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  In addition, as SAB 99 references, the U.S. Supreme Court has provided clarification regarding materiality, ruling that a fact is material if there is a substantial likelihood that it would have been viewed by a reasonable investor as having altered the “total mix” of information made available by the issuer.  SAB 99 further states that the accounting shorthand for this analysis is that all quantitative and qualitative factors should be considered when assessing materiality, and that there is no quantitative threshold that should be used to determine materiality.

After considering all the surrounding circumstances and relevant information, including the quantitative and qualitative factors, we do not believe that the potential effects on our previously issued financial statements resulting from the reassessment of the useful life of our Distributor Relationships assets, and the resulting re-valuation and amortization of those assets, change the total mix of information that an investor considers material, or possibly even relevant, about the Company and its prospects.

Quantitative Analysis

The following tables show the changes and percentage differences in our Consolidated Balance Sheets and Consolidated Statements of Operations of the potential adjustments for each period affected:

	Consolidated Balance Sheets Adjustments
Difference in Dollar Amounts	3Q 2004 10-Q	2004 10-K	1Q 2005 10-Q	2Q 2005 10-Q	3Q 2005 10-Q	2005 10-K	1Q 2006 10-Q
Amortizable Intangible Assets	1,982	1,928	1,874	1,820	1,766	1,712	1,658
Goodwill	5,156	5,156	5,156	5,156	5,156	5,156	5,156
Non-Amortizable Intangible Assets	(10,573)	(10,573)	(10,573)	(10,573)	(10,573)	(10,573)	(10,573)
Deferred Tax Asset, Net	3,424	3,445	3,466	3,487	3,508	3,529	3,550
Total Assets	(11)	(44)	(77)	(110)	(143)	(176)	(209)
Accumulated Deficit	(11)	(44)	(77)	(110)	(143)	(176)	(209)

Percentage Difference	3Q 2004 10-Q	2004 10-K	1Q 2005 10-Q	2Q 2005 10-Q	3Q 2005 10-Q	2005 10-K	1Q 2006 10-Q
Amortizable Intangible Assets	95%	99%	104%	110%	116%	124%	134%
Goodwill	14%	12%	12%	12%	12%	12%	12%
Non-Amortizable Intangible Assets	-100%	-100%	-100%	-100%	-100%	-100%	-100%
Deferred Tax Asset, Net	18%	24%	22%	23%	29%	38%	38%
Total Assets	0%	0%	0%	0%	0%	0%	0%
Accumulated Deficit	0%	0%	0%	1%	1%	1%	1%

	Consolidated Statements of Operations Adjustments
Difference in Dollar Amounts	3Q 2004 10-Q	2004 10-K	1Q 2005 10-Q	2Q 2005 10-Q	3Q 2005 10-Q	2005 10-K	1Q 2006 10-Q
Depreciation and amortization	54	72	54	54	54	54	54
Income from operations	(54)	(72)	(54)	(54)	(54)	(216)	(54)
Income before income taxes	(54)	(72)	(54)	(54)	(54)	(216)	(54)
Income tax provision	(21)	(28)	(21)	(21)	(21)	(216)	(21)
Net income (loss)	(33)	(44)	(33)	(33)	(33)	(132)	(33)
Diluted earnings per share	—	(0)	(0)	0	0	(0)	(0)

Percentage Difference	3Q 2004 10-Q	2004 10-K	1Q 2005 10-Q	2Q 2005 10-Q	3Q 2005 10-Q	2005 10-K	1Q 2006 10-Q
Depreciation and amortization	18%	6%	9%	11%	9%	2%	10%
Income from operations	0%	0%	-7%	-6%	-21%	-7%	10%
Income before income taxes	0%	0%	-7%	-6%	-8%	-5%	338%
Income tax provision	0%	0%	-6%	-6%	-6%	-13%	-32%
Net income (loss)	0%	0%	-7%	-6%	-10%	-5%	40%
Diluted earnings per share	0%	0%	-5%	5%	10%	-5%	NMF

In addition, for each quarter after September 2004 our Consolidated Statement of Stockholders’ Equity would be decreased by the amortization charge, net after taxes, of $33,000 per quarter.  At no time does this accumulate to a difference in excess of 2% of our accumulated deficit or 0.2% of our total equity.

We do not consider any of these changes to our financial statements to be quantitatively material for purposes of applying SAB 99.

Qualitative Analysis

In addition, we do not consider any of these changes to our financial statements to be qualitatively material for purposes of applying SAB 99 because of the factors discussed below.

We believe that investors in the Company are concerned principally with metrics such as our revenue, cash flow and our subscriber growth, none of which is altered by the reassessment and re-valuation of the Distributor Relationships assets.  Further, the re-valuation results in a reclassification between long-lived assets of similar nature.  Accordingly, we believe that the changes in our prior financial statements noted above are not qualitatively material.  In fact, SAB 99 distinguishes between materiality and relevance, and based on the reasons discussed below, it appears to us that the investors in the Company may consider such information to be of very limited relevance when evaluating our Company, results and prospects.

First, based on the closing price of the Company’s common stock as of November 14, 2006, which had a trading volume of 158,900 shares, our P/E was in excess of 185.  Moreover, our P/E, when calculable, has been in excess of 120 since January 2005.  We believe that it is commonly understood in the capital markets that such a high P/E is indicative of a growth stock, i.e. the investors are investing for capital growth rather than net earnings.

Second, the financial analysts that follow and report on the Company also focus on the potential growth of the Company rather than its net earnings.  Instead, these analysts focus on the number of subscribers we have to our network, revenue growth and our cash flow.  We would be happy to provide the Staff with such reports if desired.  Based on numerous discussions we have had with various investors over the past couple of years, we believe current and potential investors concur with this valuation methodology.

Finally, as additional support for why we believe the changes in our financial statements are not qualitatively material, we evaluated the following factors listed in SAB 99 that may be relevant and may render a quantitatively small misstatement of a financial statement item material and have presented our conclusion related to each:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The concept of a determinable estimated useful life as compared to a conclusion of indefinite useful life is considered to be capable of precision.  However, management engaged qualified professionals. These professionals considered the facts and circumstances as it relates to our specific situation and concluded the life was indefinite.  Management concurred with its advisors.  Once an indefinite life is ruled out, there is a significant amount of judgment required for the determination of estimated useful life.  Determination of value for this intangible is significantly subject to judgment and is not a function of a high degree of precision.

•                  Whether the misstatement masks a change in earnings or other trends

As demonstrated above with regard to materiality, the earnings trends are not masked.  Earnings at this time do not appear to be a significant factor in determination of value for our common shares.  The quarterly amortization charge is smooth and does not alter trends.

•                  Whether the misstatement changes a loss into income or vice versa

The misstatement does not change a loss into income or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The misstatement does concern a significant segment but when materiality is measured within the segment reporting data, the misstatement is even more immaterial as the segment, TOC, is the largest single segment and carries the profit of the consolidated companies.  The amortization charge to its earnings is even less significant.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements

The misstatement does not affect our compliance with any regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The misstatement does not affect our compliance with any loan covenant or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation- for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The misstatement does not affect management’s compensation.

•                  Whether the misstatement involves concealment of an unlawful transaction

Every attempt to have the correct accounting in this matter was undertaken.  In September 2004 management engaged professionals with significant experience within our industry who regularly value intangible assets and determine estimated useful lives.  These professionals undertook an independent review of our Distributor Relationships assets and the facts and circumstances surrounding these relationships.  Nevertheless, because the determination of the useful life and the valuation of such relationships is somewhat imprecise, these professionals and the Company came to an incorrect conclusion.  However, the misstatement does not involve concealment of an unlawful transaction nor does it involve any intentional misstatement or omission on the part of the Company or any attempt to manage earnings.

For all of these reasons, we believe that the overriding factor is that any misstatement or omission of information that may be contained in our prior financial reports is immaterial because a reasonable investor in the Company would not consider it important, or possibly even relevant, to his or her investment decision.  Therefore, since the misstatements are immaterial for each prior period, we plan to make no amended filings of our previously filed periodic reports.

Consideration of SAB 108

We have considered SAB 108 as it pertains to the material impact of correction of the error in the current reporting period.  The cumulative adjustment required as of September 30, 2006 for amortization charges that should have been taken as of June 30, 2006 is quantitatively material to earnings per share for the three and nine months ended September 30, 2006.  It would decrease taxable income before the impairment charge described below, by $393,000 or 24% and 28% for the three months and nine months ended September 30, 2006, respectively.  However, SAB 108 contains the following guidance:

“Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”

“The cumulative effect of the initial application should be reported in the carrying amount of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to opening balances of retained earnings for that year.  Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment.  The disclosure should also include when and how each error being corrected arose and the fact that errors had been previously been considered immaterial.”

“However, comparative information presented in reports for interim periods of the first year subsequent to initial application should be adjusted to reflect the cumulative effect adjustments as of the beginning of the year of initial application.  In addition the disclosure of selected quarterly information required by Item 302 of Regulation S-K should reflect the adjusted results.”

Based on this guidance, we plan to include the disclosures referred to in SAB 108 in our future filings.

Impairment of the Distributor Relationships assets

We review our intangible assets for impairment at each quarter end.  As we have previously discussed in our Response Letter dated October 31, 2006, we determined the Distributor Relationships assets had become fully impaired during the third quarter of 2006 as a result of changes that we decided to make in that period in the way we operate.  Therefore, we plan to write-off the remaining carrying value of the asset in the third quarter of 2006 and will reflect such in our Form 10-Q for the period ending September 30, 2006.

We would like to incorporate the conclusions above into our Form 10-Q for the quarterly period ended September 30, 2006 and file this report with the Commission as soon as possible.  Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (951) 699-4749, extension 109.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ William A. Owen

William A. Owen,

Chief Financial Officer